Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8581 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

March 13, 2007
Our ref. No. PI 0116

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

07021800

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Revises Non-consolidated Forecasts for Fiscal 2007**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on March 13, 2007

Mitsubishi Corporation Revises Non-consolidated Forecasts for Fiscal 2007

Mitsubishi Corporation (MC) today announced revisions to its non-consolidated forecasts for fiscal 2007, the fiscal year ending March 31, 2007. Details are as follows.

1. Non-consolidated Forecasts for Fiscal 2007

	Net Income (Non-consolidated)
Previous forecasts (A) (Original forecast of October 31, 2006)	190 Billion Yen
Current forecasts (B)	320 Billion Yen
Change (B-A)	130 Billion Yen
Change (%)	68.4%
(Reference) Results for the previous fiscal year (ended March 31, 2006)	141.8 Billion Yen

2. Reason for Revisions

MC has decided to continue making substantial investments under its current medium-term management plan, particularly in core businesses. In this context, MC is working to effectively utilize funds from within the MC Group by encouraging consolidated subsidiaries to pay dividends to the parent company.

As a consequence of this approach, dividend income for fiscal 2007 from some consolidated subsidiaries has been increased, necessitating an increase in non-consolidated forecasts.

However, as dividend income from consolidated subsidiaries is eliminated during consolidation, there has been no change to consolidated forecasts for fiscal 2007.

Forward-looking Statements

The above forecasts are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

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END